Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-2842

January 10, 2007

Dear Shareowner of the Shaw Group:

Historically, the Shaw Group Compensation Committee approved some of the most egregious severance and change-of-control provisions ever to catch the attention of CalPERS. For example:

•
The CEO employment agreement approved by the Compensation Committee in 2001 included a daily renewable contract guaranteeing a perpetual 10 year term, a 10 year salary and bonus continuation, as well as a $15 million non-competition payment in the event of severance or change of control.

•	Shaw Group’s equity plan does not include double triggers; therefore, equity immediately vests in the event of a change in control.

With the Company’s 2007 Annual Meeting of Shareowners to be held on January 30, 2007 we are writing to call your attention to an important proposal that will require Shaw Group to adopt acceptable compensation practices that protect shareowners from egregious severance payments.

This proposal (Proposal 5 on Shaw Group’s proxy card) which we sponsored asks for your approval to amend the Company’s by-laws to control against egregious severance payments. We are not seeking to limit severance payouts, but we do believe that shareowners should have the ability to approve certain large payouts.

DO NOT BE MISLED

Before we submitted our proposal, the Chief Executive Officer (“CEO”) had a contract that automatically renewed on a daily basis for a term of ten years. As described more fully in the 2005 proxy statement that was relied upon when CalPERS filed its shareowner proposal, if the CEO resigned for “Good Reason” the Company could be obligated to pay him, in CalPERS’ best estimate, a total severance package approaching $100 million.

In what we believe is a reaction to our proposal, the CEO has offered to reduce the term of his contract from 10 years to 3 years. While this is a positive event, the Company’s Compensation Committee needs to understand that simply altering a provision in an agreement with one Executive Officer does not, in CalPERS opinion, go far enough to address the concerns of its shareowners. There should be a formal change in compensation policy that cannot simply be reversed which applies to all senior executives at Shaw Group.

The adoption of this by-law amendment, in CalPERS’ opinion, still allows the Company the flexibility it needs to attract qualified individuals to serve in officer positions. If management delivers performance, why wouldn’t shareowners approve pay-outs that reward them for this performance?

SEND A MESSAGE TO THE BOARD OF SHAW GROUP

VOTE FOR PROPOSAL 5

We are apparently not the only ones that believe these policies are in the best interests of shareowners:

•	According to their policies, both ISS and Glass Lewis support proposals that seek to require shareowner approval if the benefit exceeds 2.99 times the amount of the executive's base salary plus bonus,

•	Almost 2/3 of these proposals filed at companies over the past five years have received majority shareowner support.

CalPERS is interested in paying for performance. While we recognize the improvement in the Shaw Group’s stock price over the short-term, the Company has underperformed its peer index (S&P 600 Small Cap Index) by 38% over the last 5 years.

We urge you to support this important initiative by voting For Proposal 5. Please refer to the proxy statement for more information or call The Altman Group, Inc. at (201) 460-1200 who is assisting us with this effort if you have any questions or need assistance in voting your shares.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

California Public Employees’ Retirement System
Lincoln Plaza - 400 Q Street - Sacramento, CA 95814